Cue Energy Resources Limited

A.B.N. 45 066 383 971

07026057

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

31 July 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 June 2007

QUARTER SUMMARY

- Cash at the end of the quarter was A$9.1 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$1.9 million.
- Subsequent to the end of the quarter, line clearing, shot hole drilling and data acquisition began on six new 2D seismic lines that are being acquired over the Kimu gas field.
- During the quarter, the PPL 190 Joint Venture accepted the government's offer to renew the licence for a further five years over the western half of the licence.
- During the quarter, applications to renew PRL-8, the Kimu field Retention Licence and PRL-9, the Barikewa field Retention Licence for further five year periods, were submitted to the PNG authorities.

Indonesia.

- Modification of the Seagood 101 production barge continued during the quarter. The slower than expected procurement of necessary equipment delayed completion of various modifications and first oil production is now expected around the end of August 2007.

New Zealand

- During the quarter, Cue finalised a US$20 million project finance loan for the Maari field with BOS International, a part of the Bank of Scotland's global oil and gas business.
- Considerable progress was achieved on Maari development, however, the expected late completion of the platform has required revised platform transportation and tie in arrangements. The delay and changes to the development plan have resulted in an increase in field development capital cost.

Australia

- Farmout reviews were given to a number of companies for Cue's 50% interest, operated exploration permits and a farmin is expected to be finalised shortly in T/38P.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

During the quarter, the SE Gobe field was producing at an average rate of approximately 6,200 barrels of oil per day (Cue's share approximately 205 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe field was A$1.9 million and equated to 22,235 barrels. Cue did not have any hedging arrangements in place during the quarter.

Water injection began at SEG 14 towards the end of the quarter and is expected to provide pressure support to the SEG 11 oil producer and hence an ultimate increase in oil recovery from the well.

An upgrade of gas injection capacity is expected to be commissioned in late 2007.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC – Oyong Field - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos
Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field.

The sale is denominated in US dollars.

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

Development Progress

A well head platform has been installed on the field and development drilling has been completed. A floating oil storage vessel has been installed in the field.

Because of delays and rising costs associated with the floating production vessel a re tender of the contract for the vessel was required by the Indonesian authorities.

The successful tenderer was PT Pulau Kencana Raya (PKR) and a contract was awarded in January 2007 for the PKR production barge Seagood 101. The Seagood 101 barge is being modified for Oyong service in a Batam Island, Indonesia shipyard.

Modification of the vessel continued during the quarter, but was slowed by the difficulty in sourcing needed items in the current worldwide oil industry boom conditions. The vessel is now expected to move to the field in August with first oil production expected around the end of August at an estimated initial rate of 8,000 – 10,000 barrels of oil per day.

Front end engineering and development (FEED) studies and contract tendering continued for the Oyong gas development phase.

First gas production is expected in late 2008.

An interim analysis by Santos, the operator for the Oyong field, suggests that recoverable oil volumes for the field are now likely to be in the range 3-6-10 million barrels in low, mid and highside cases and that recoverable gas volumes are likely to be in the range 80-97-103 billion cubic feet in low, mid and highside cases.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand
Maari Oil Field

Development Progress

Substantial progress has been made on the Maari field development.

However, delays have been experienced in the construction of the well head platform, primarily due to a shortage of skilled welders and a required change to the platform erection methodology due to the unavailability of an appropriate heavy lift crane. The delays to completion of the well head platform have required the contracting of an alternate heavy lift transport vessel to transport the platform from Lumut, Malaysia to New Zealand, and a change to the field hook up procedure.

First oil is anticipated around the middle of 2008 and full production around year end.

These various changes, the increase in platform costs, and an increase to the estimated development well costs, have increased the overall estimated expected capital cost for the field. Cue's share including contingency allowance, is now expected to be US$25 million, a net increase of approximately US$2 million.

During the quarter, Cue finalised a US$20 million project loan facility with BOS International, a part of the Bank of Scotland's global oil and gas business.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

During the quarter, the PNG authorities offered (and the Joint Venture accepted) to renew the licence for a further five year period over the western half of the original licence area.

Due to delays in receiving required government approvals for the renewal of the licence and rig availability, the Murray Deep sub thrust prospect is now expected to be drilled by the Cobra-1 well in late 2007 or early 2008. Construction of the drilling location has begun.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

During the quarter, an application to renew PRL-8 for a further five years was submitted to the PNG authorities. The application proposes acquisition of 2D seismic and the drilling of a well, contingent on the seismic results.

Subsequent to the end of the quarter, line cutting, shot hole drilling and data acquisition began on the six new 2D seismic lines that are being acquired over the Kimu field.

Oil Search currently estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

The Greater Barikewa Field Survey over the Barikewa gas field was completed in the first quarter 2007.

The survey consists of seven geological traverses totalling 40Km. The geological information obtained from the survey was designed to provide a better structural picture of the field.

Barikewa has been assessed, in the past, to have the potential to contain around 800 billion cubic feet of recoverable gas, with Cue's share being approximately 120 billion cubic feet in a most likely case. The results from the geological survey indicate that recoverable gas volumes are likely to be of this order of magnitude at least.

During the quarter, an application to renew PRL-9 for a further five years was submitted to the PNG authorities. The application proposed the drilling of a Barikewa-3 well and the subsequent acquisition of 2D seismic to support additional potential appraisal wells.

Preparations are being made to drill Barikewa-3 in late 2007 or early 2008. Should sufficient gas reserves be proven by Barikewa-3 and subsequent appraisal wells, the field could potentially be tied into a larger gas project. An export LNG project with a pipeline right-of-way located within 10 kilometres of Barikewa is a potential candidate to allow economic development of the field.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest), (Jeruk interest 8.181818%)
Operator: Santos

Wortel

Wortel -1 located approximately 7km west of the Oyong oil and gas field, encountered a 141 metre gas column overlying a gas water contact.

Wortel -2, which is located 1km east-south east of Wortel -1 failed to encounter significant hydrocarbons or reservoir.

Due to drilling rig timing, it is now expected that a Wortel -3 well will be drilled in early 2008, immediately to the east of Wortel -1, to establish the full potential of the Wortel accumulation.

The close proximity of Wortel to Oyong allows the possibility of developing Wortel gas through Oyong facilities, with Wortel gas potentially coming on stream at the same time as Oyong gas.

Jeruk

Opportunities to commercialize Jeruk continue to be examined and possible development scenarios reviewed. The operator has commissioned a team to review the options available. Development of the field will require resolution of commercial, and various technical issues.

- **AUSTRALIA**

AC/RL-7 – Timor Sea (Cue interest 20%)
Operator: Coogee Resources

The Retention Lease contains the Cash–Maple field which has proven gas at Jurassic and Triassic Levels. The Jurassic reservoir is assessed to contain between 0.7 and 3.1 trillion cubic feet of recoverable gas depending on trap fill. Associated condensate yields are estimated at between 11.9 and 54.7MMstb. The Triassic reservoir contains up to 0.56TCF of recoverable gas and 9.5MMstb condensate.

Cash Maple is a candidate to supply long term gas feedstock to a potential floating methanol facility being considered by companies associated with the operator.

There was no exploration activity during the quarter.

Carnarvon Basin
EP 363 Carnarvon Basin - Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-359-P permit lies to the west of the Mutineer and Exeter oilfields.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

Preparations are underway for seismic acquisition in the permit.

Discussions are being held with several companies interested in farming into the permit.

WA-360-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-360-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

Preparations are underway for seismic acquisition in the permit.

Discussions are being held with several companies interested in farming into the permit.

WA-361-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-361-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

Preparations are underway for seismic acquisition in the permit.

Discussions are being held with several companies interested in farming into the permit.

WA-389-P Carnarvon Basin - Western Australia (100% interest)
Operator: Cue Energy Resources Ltd

Re-evaluation of existing technical data is ongoing.

Bass Basin
T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T37/P permit is immediately adjacent to the Yolla gas condensate field which has recently begun production. Yolla also contains oil.

Interpretation of the existing seismic data has been completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and have been analysed.

Preparations are underway for seismic acquisition in the permit.

Cue has joined a group of companies that will jointly mobilize a seismic vessel to the Gippsland and Bass areas.

Discussions are being held with companies interested in farming into the permit.

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T38/P permit is immediately south of the Yolla gas condensate field which has recently begun production. Yolla also contains oil. The permit contains the Pelican gas condensate discovery.

Interpretation of the existing seismic data has been completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and have been analysed.

Discussions are being held with companies interested in farming into the permit, and a farmin is expected to be finalized shortly.

- **CORPORATE MATTERS**

From time to time, Cue receives enquiries from companies with respect to possible merger concepts. None of these proposals to date has proceeded beyond preliminary discussions.

By Order of the Board

Andrew Knox
Public Officer

> Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.
>
> Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

Quarter ended ("current quarter")

30 June 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 12 months $A'000
1.1	Receipts from product sales and related debtors	1,939	7,550
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(381)	(12,841)
	(b) development	(3,150)	(10,192)
	(c) production	(421)	(1,554)
	(d) administration	(521)	(2,000)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	151	877
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(450)	(1,880)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(2,833)	(20,040)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(56)	(91)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	771
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(56)	680
1.13	Total operating and investing cash flows (carried forward)	(2,889)	(19,360)

1.13	Total operating and investing cash flows (brought forward)	(2,889)	(19,360)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(2,889)	(19,360)
1.20	Cash at beginning of quarter/year to date	12,433	29,903
1.21	Exchange rate adjustments to item 1.20	(440)	(1,439)
1.22	**Cash at end of quarter**	9,104	9,104

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	66
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	23,529	-
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,395
4.2	Development	4,649
	Total	9,044

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	425	104
5.2	Deposits at call	8,679	12,329
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	9,104	12,433

Changes in interests in mining tenements

	Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1 Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2 Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -	 - -	 - -	 - -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 - -	 - -	 - -	 - -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
7.7	**Options** *(description and conversion factor)*	 1,500,000 1,283,336 1,283,332 1,283,332	 - -	*Exercise Price* 35 cents 20 cents 22.5 cents 25 cents	*Expiry* 01/06/08 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	1,283,336 1,283,332 1,283,332	-	20 cents 22.5 cents 25 cents	19/04/12 19/04/12 19/04/12
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	1,000,000	-	35 cents	02/05/07
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2007
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 JUNE 2007

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
[(i)]Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA-359-P	Cue Energy Resources Limited	50.00
WA-360-P	Cue Energy Resources Limited	50.00
WA-361-P	Cue Energy Resources Limited	50.00
WA-389-P	Cue Energy Resources Limited	100.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00

[(i)]Economic interest in the Jeruk field 8.181818

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

7 August 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

SINGAPORE PETROLEUM COMPANY LIMITED
(REG. NO. 196900291N)

Corporate Disclosure – Investment of Shares

SINGAPORE, 3 AUGUST 2007 – Further to Singapore Petroleum Company Limited's ("**SPC**" or the "**Company**") announcement (SGXNET Announcement No. 1) on 23 July 2007, SPC wishes to inform that it has, pursuant to the requirements of the Australian Corporations Act 2001, notified the Australian Securities Exchange ("**ASX**") that it has increased its shareholding in Cue Energy Resources Limited ("**Cue Energy**") to approximately 6.75%. Since SPC's last announcement on 23 July 2007, SPC has over a period of time from 27 July 2007 to 3 August 2007 acquired 8,570,295 Cue Energy shares for investment purposes in the ordinary course of trading on the ASX at an average price of A$0.2176 per share. This brings SPC's total shareholding in Cue Energy to 42,395,295 ordinary shares. These shares are held through nominee holders. Cue Energy is one of SPC's existing partners in the Sampang Production Sharing Contract in Indonesia and SPC may from time to time explore the possibility of closer co-operation with its partners. Any discussions with Cue would be on an exploratory basis.

FINANCIAL IMPACT

The Group does not expect the above transaction to have any material impact on the earnings per share and the net tangible asset per share of the SPC group of companies for the current financial year.

BACKGROUND

SPC is a regional oil and gas company with interest in oil and gas exploration and production, refining, terminalling and distribution, marketing and trading of crude and refined petroleum products. It is an associated company of Keppel Oil & Gas Services Pte Ltd, a wholly-owned subsidiary of Keppel Corporation Limited.

Cue Energy, is an Australian publicly listed oil and gas exploration and production company, based in Melbourne. Cue Energy has operations in Papua New Guinea, Indonesia, New Zealand and Australia.

Submitted by Helen Chong/Lee Seok Hian, Company Secretaries, on 03/08/2007 to the SGX.

This press release is also available at www.spc.com.sg and www.kepcorp.com.

Contact Information:
Mr Teo Chang Ching
Manager, Group Corporate Communications
Keppel Corporation Limited
Tel: (65) 6413 6426
Email: changching.teo@kepcorp.com

Ms Joey Ho
Executive, Investor Relations & Communications
Singapore Petroleum Company Limited
Tel: (65) 6477 1550
Email: joey.ho@spc.com.sg

END